EXHIBIT 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium completes sale of AWB Commodity Management Business to Cargill
May 11, 2011 — ALL AMOUNTS ARE STATED IN US$ UNLESS OTHERWISE STATED
Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has successfully completed the divestiture of the majority of the commodity management businesses of AWB Limited (“AWB”) to Cargill, Incorporated (“Cargill”). The purchase price represents the net asset value of the businesses sold plus a premium.
The aggregate proceeds from the sale of these businesses to Cargill, including the assumption of debt and the repayment of intercompany funding by Cargill, the release of working capital from AWB Harvest Finance Ltd., estimates of future adjustments and the estimated value of certain other commodities management businesses not sold to Cargill, totals approximately $1.3-billion.
The cash received from the sale to Cargill on May 11, 2011 totals $677-million, which includes the repayment of $363-million of working capital funding Agrium has provided to the commodities management businesses since December 15, 2010.
Over the next year, it is expected that AWB Harvest Finance Ltd. will release working capital and reduce associated debt of approximately $330-million. Under the arrangement with Cargill, AWB’s investment is returned as the existing pools’ business is completed.
In addition, Agrium continues to evaluate the disposition of certain other commodity management businesses that are not being sold to Cargill which are valued at over $55-million.
The estimated net purchase price for Landmark retail operations is $0.8-billion after adjusting for the items above.
The AUD/USD exchange rate on December 3, 2010, the closing date of the AWB Ltd. transaction, was 0.9927. The Australian dollar has strengthened since then. The AUD/USD exchange rate on May 10, 2011 was 1.0802. The majority of the proceeds from the Cargill transaction were hedged at a rate of 0.9973 AUD/USD.
“We are pleased to complete the sale of the majority of AWB’s commodity management business to Cargill. This divestiture will allow us to focus our efforts on realizing the full strengths and opportunities that the Landmark business presents for the Australian customer as well as providing potential for future growth in this important agricultural market,” said Agrium’s President and CEO, Mr. Mike Wilson.

About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
About Cargill
Cargill is an international producer and marketer of food, agricultural, financial and industrial products and services. Founded in 1865, Cargill is a privately held company that employs 131,000 people in 66 countries. They help customers succeed through collaboration and innovation, and are committed to sharing their global knowledge and experience to help meet economic, environmental and social challenges. Cargill Australia was established in 1967 to serve the country’s large grain export industry and has since extended its involvement into several other agricultural and industrial areas. These areas include oilseed and meat processing, grain and oilseed storage and flour milling. For more information, go to: www.Cargill.com.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to business and financial prospects, plans, strategies, objectives and expectations, including with respect to future operations of Agrium, the expected synergies to be realized by Agrium in connection with the transaction, including the expected timing of Agrium realizing such synergies and the proceeds to be received from the sale or wind-down of AWB’s commodity management businesses, including the timing of the release of working capital from Harvest Finance. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to divestiture of commodity management assets may be more costly than initially realized; disruption from the transaction making it more difficult to maintain relationships with customers, employees and suppliers; failure to consummate the proposed divestiture of remaining commodity management businesses general business and economic conditions and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. In addition, the business of AWB is subject to certain risks and uncertainties that will apply equally to Agrium’s operation of AWB’s business, and to Agrium on a consolidated basis, now that the acquisition of AWB has been completed and events or circumstances arising from such risks and uncertainties could equally cause Agrium’s actual results to differ materially from those outlined in forward-looking statements. These risks and uncertainties include, but are not limited to, those arising due to the following factors: AWB is exposed to both Australian and international weather patterns and natural disasters and associated changes in agricultural activity; AWB’s business units are exposed to fluctuations in market prices for agricultural commodities and freight; AWB’s earnings can be impacted by market dynamics and trading strategy; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; that AWB has not been subject to Canadian and U.S. internal control and regulatory compliance standards to which Agrium is subject and, as a result, AWB may have had internal control and compliance failures in the past; and AWB is subject to refinancing requirements and is exposed to interest rate changes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.
FOR FURTHER INFORMATION:

Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Media enquiries — Australia:
Ian Desborough, Corporate Affairs at AWB
(61) 03 9209 2335

Contact us at: www.agrium.com